Via Edgar and fax

July 2, 2009

Ms. Beverly A. Singleton
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Tix Corporation
Supplemental response letter dated June 22, 2009
regarding the Form 10-K for year ended December 31, 2008
File No. 1-34043

Dear Ms. Singleton:

This letter sets forth the response of Tix Corporation (the “Company”) to the comments from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 22, 2009 (the “Comment Letter”).

For ease of reference, the comments of the Staff have been reproduced below in italics, and the Company’s response to each comment has been set forth immediately thereafter.

Given the complexity and impact of certain of the comments on reports previously filed with the Commission, we will consider an amendment to the Form 10-K, if necessary, and will file it as soon as it is practical after the Company has the information assembled and your review of our responses to the Comment Letter is communicated to us.

Form 10-K (Fiscal Year Ended December 31, 2008)

Financial Statements

Note 4.  Acquisitions, page F-14

1. We have reviewed your response to our prior comment 10, including the referenced Form 8-K/A filed July 2, 2008 containing the audited financial statements of Magic Arts and Entertainment, LLC (“Magic Arts”).  In future filings, to the extent not previously disclosed elsewhere in the Form 10-K, please disclose that prior to your acquisition of Magic Arts, which was effective on January 1, 2008, this acquired company had previously owned Exhibit Merchandising, LLC, which you acquired from them in August 2007.  In this regard, disclose the related party nature of these two acquisitions.

Ms. Beverly A. Singleton
United States Securities and Exchange Commission
June 30, 2009

Response:

In future filings we will disclose that Exhibit Merchandising, LLC was owned by Magic Arts and expand our disclosure and discussion of the related party nature of the acquisition of Magic Arts.

2. We have reviewed your response to our comment 11 and your proposed accounting for the contingent consideration as additional purchase price (i.e., goodwill) on the Magic Arts Acquisition.  Your response implies that the entire value of the 381,000 common shares had been recorded.  As the contingent consideration was to be based on certain EBITDA milestones … achieved during the next thirty-six months’ which is the same term as the three year employment agreements of Mr. Marsh and Mr. Marshall (i.e., the periods ended February 2009, 2010 and 2011), it is unclear from your response whether and when you recorded the entire amount or whether a portion of the total shares have been recorded and when they were recorded.  Please advise.  If less than the total of the 381,000 common shares, the value assigned, and when the shares were earned and recorded.  [We do note from your March 31, 2009 Quarterly Report on Form 10-Q that 190,476 common shares have been earned and issued and were valued at $256,000; tell us how you determined the number of such shares and the value].

Response:

In October 2007, the Company’s management and the owners of Magic Arts reached agreement on the terms of the Company’s purchase of Magic Arts; however compensation of the personnel of Magic Arts was not agreed until February 2008. Subsequent to the agreement on the terms of the purchase, an act that was a significant asset to Magic Arts was faced with circumstances that were beyond its control.  As a result of these circumstances the act could be prevented from performing for an extended period of time, if at all. To address these circumstances, it was further agreed that approximately 381,000 shares of the Company’s common stock related to the purchase of Magic Arts would be withheld unless EBITDA of $750,000 in two of the three years following the acquisition, was achieved. The terms of this agreement are memorialized in the Agreement And Plan Of Merger (“the Merger Agreement”).  Distribution of the 381,000 shares of the Company’s common stock would occur each time EBITDA of $750,000 was achieved, but not more than twice.  The Company’s management performed the measurement in February 2009, consistent with the terms of the Merger Agreement and determined that Tix Productions had achieved its milestones.  Accordingly, approximately 190,500 shares of common stock were issued to the former owners of Magic Arts, with a value of $1.34 per share, the closing price on February 27, 2009.  As the shares withheld were related to the acquisition of Magic Arts, we believe the value of the shares has been properly characterized as additional purchase price.

It is true the employment agreements of Messrs Marsh and Marshall are for three years, but that is only coincidental. The three year term which was used to calculate whether the shares withheld would be issued takes into account the expected length of time we had reasonably expected the issue to be resolved.  Further, Mr. Marshall is entitled to a bonus as described in his employment agreement.  Mr. Marsh’s employment agreement does not include a bonus calculation and his bonus is therefore discretionary.

Ms. Beverly A. Singleton
United States Securities and Exchange Commission
June 30, 2009

3. You cite paragraph 28 of SFAS 141 in support of your present accounting methodology.  However, as stated in the “Statue” section of this statement, paragraph 28 is subject to interpretation by EITF Issue 95-8.  Therefore, since you elected not to account for the issuance of the contingent shares as compensation expense, please address each of the nine factors set forth in EITF 95-8.  The three-year employment agreements of the two shareholders should be analyzed and discussed in detail in your response.

Response:

We refer to Answer 2 above.  EITF 95-8 “Accounting for Contingent Consideration Paid to the Shareholder of an Acquired Enterprise in a Purchase Business Combination” identifies certain factors that would indicate whether a contingent purchase price payment is a contingent purchase price or in fact is deferred compensation.  We will address each factor below:

Factors involving terms of continuing employment

1. Linkage of continuing employment and contingent consideration.  The terms of continuing employment by selling shareholders who become key employees may be an indicator of the substance of a contingent consideration arrangement.  Article 6 of the Merger Agreement addresses the terms and condition related to the contingent sale price of Magic Arts.  There is no requirement for the continuing employment of the selling shareholders of Magic Arts in order to receive the contingent payment.

2. Duration of continuing employment.  If the length of time of required employment coincides with or is longer than the contingent payment period, that fact may indicate that the contingent payments are, in substance compensation.  In this case, the term of the employment agreements coincides with or is longer than the contingent payment period; however this fact is coincidental and the potential for the contingent payments to the selling shareholders was not additional compensation, but was established to address the issue relating to the uncertainty surrounding a significant act’s ability to perform subsequent to the Company’s purchase of Magic Arts.

3. Level of compensation:  Situations in which employee compensation other than the contingent payments is at a reasonable level in comparison to that of other key employees in the combined enterprise may indicate the contingent payments are additional purchase price rather than compensation.  The level of total compensation paid to key employees of Magic in the combined enterprise is at comparable levels to that of other key employees.  The two selling shareholders of Magic Arts, Mr. Marshall and Mr. Marsh, have the title of Co-CEO of Tix Productions.  Mr. Marshall manages the day-to-day operations of Tix Productions and provides the strategic direction and oversight of Exhibit Merchandising.  Mr. Marshall’s initial compensation was $300,000 plus a bonus of 5% of revenues in excess of an EBITDA of $750,000. This was comparable to the salary of Mr. Francis, the CEO of the Company, which was $297,000 plus a discretionary bonus.  Mr. Marsh is not active in the day-to-day business activities of the Company, but provides strategic insights into the direction of our entertainment business, merchandising and ticketing, as well as access to his many entertainment and business relationships.  For his participation in the operations of the Company, he is paid $100,000, which is consistent with the amount of time that he devotes to the business, as compared to other key employees of the Company.

Ms. Beverly A. Singleton
United States Securities and Exchange Commission
June 30, 2009

Factors involving components of shareholder group

1. If selling shareholders who do not become employees receive lower contingent payments on a per share basis from what the selling shareholders who become employees of the combined enterprise receive, the fact may indicate that the incremental amount of contingent payments to the selling shareholders who become employees is compensation.  All selling shareholders became employees of the combined entity.  Therefore this factor does not apply to the contingent payment.

2. Relative amount of stock owned by the selling shareholders who remain as key employees may be an indicator of the substance of the contingent consideration arrangement.  For example, if selling shareholders who owned substantially all of the stock in the acquired enterprise continue as key employees, that fact may indicate that the arrangement is, in substance, a profit-sharing arrangement intended to provide compensation for post-combination services.  Alternatively, if selling shareholders who continue as key employees owned only a minor amount of stock of the acquired enterprise and all selling shareholders receive the same amount of contingent consideration on a per share basis, that fact may indicate that the contingent payments are additional purchase price.

The selling shareholders each owned 50% of the shares in Magic Arts.  Both of the selling shareholders of Magic Arts became key employees of the Company and are compensated in a manner that is consistent with the other key employees of the Company.  Mr. Marshall also receives a bonus based upon the performance of the operation that he directs, while Mr. Marsh only receives a flat salary for his services.  The contingent payment is divided on the basis of the ownership of Magic Arts, with each of the former shareholders receiving 50% of the contingent purchase price of Magic, or in other words, each of the selling shareholders receives the same amount of contingent consideration on a per share basis.

3. The pre-acquisition ownership interests held by parties related to selling shareholders who continue as key employees, such as family members, should also be considered.

Magic Arts had two shareholders who both continued as key employees.

Ms. Beverly A. Singleton
United States Securities and Exchange Commission
June 30, 2009

Factors involving the reasons for contingent payment provisions

1. Understanding the reasons why the acquisition agreement includes a provision for contingent payments may be helpful in assessing the substance of the arrangement.

We refer to our response to Question 2.

Factors involving formula for determining contingent consideration

1. The formula used to determine the contingent payment may be helpful in assessing the substance of the arrangement.  For example, a contingent payment of five times earnings may suggest that the formula is intended to establish or verify the fair value of the acquired enterprise while a contingent payment of 10% of earnings may suggest a profit-sharing arrangement.

The Company based the amount it was willing to pay the selling shareholders of Magic Arts upon EBITDA.  The Company was willing to pay about six time expected EBITDA.  The Company’s management and Magic Arts had verbally agreed upon an amount; however subsequent to this agreement the above discussed uncertainty occurred.  The amount set aside as a contingent consideration was the amount that Tix’s management believed would maintain the purchase price multiple of six.

Factors involving other agreements and issues

1. The terms of other arrangements with selling shareholders (such as non-compete agreements, executor contracts, consulting contracts, and property lease agreements) and the income tax treatment of contingent payments may indicate that contingent payments are attributable to something other than consideration for the acquired enterprise.  For example, if in connection with the acquisition the combined enterprise enters into a property lease arrangement with a significant selling shareholder with lease payments significantly below market value that fact may indicate that some or all of the contingent payments are, in substance, for the use of the leased property rather than additional purchase price of the enterprise.

At the time the Company acquired Magic Arts, the selling shareholders and the management of the Company entered into three agreements in addition to the Merger Agreement.  The first two agreements were the employment agreements for Messrs Marsh and Marshall.  As stated in our response to the SEC’s inquiry in three above, we believe that the compensation paid to these two individuals is consistent with the other key members of management and with the market value of their positions.  The third agreement was the rental of office space.  At the time of the Company’s purchase of Magic Arts, Magic Arts was renting space from one of the shareholders of Magic Arts.  Shortly after the Company’s acquisition of Magic Arts, Magic Arts moved into space that is owned by an unrelated party adjacent to the Company’s merchandising subsidiary at a rental cost that was less than the cost of the initial space occupied by Magic Arts.

Ms. Beverly A. Singleton
United States Securities and Exchange Commission
June 30, 2009

Therefore, based upon the facts presented above, it is management’s belief the payments in question are deferred acquisition cost and not deferred compensation.  Further, management believes that its accounting is consistent with the accounting literature that is included in paragraph 28 of SFAS 141 and EITF 95-8.

4. Refer to your discussion of annual impairment testing in the final paragraph of the disclosure entitled “Acquisition of Exhibit Merchandising” on page F-17.  We have reviewed your response to our prior comment 7 and we note that you intend to remove the reference to Sanli, Pastore & Hill, Inc. from future filings.  In addition, please clarify in your revised footnote disclosure that management “was assisted in” determining recorded charges to goodwill by an independent study.  Your current disclosure states that recorded chares were “based upon” the results of the independent study and managements’ responsibility for measuring the charges is less clear to the reader than in your disclosures.

Response:

As noted above, we will remove the reference to Sanli, Pastore & Hill, Inc. from future filings.  In addition, we will clarify in our revised footnote disclosure that management “was assisted in” determining recorded charges to goodwill by an independent study.

Form 10-Q (Quarter Ended March 31, 2009)

Management’s Discussion and Analysis, page 20

5. Refer to your discussion of EBITDA on pages 32 and 33.  EBITDA is a non-GAAP financial measure.  As such, it is subject to the guidance set forth in Regulation G and in Item 10 of Regulation S-K.  We note that, although you have presented this measure under “Liquidity and Capital Resources,” you consider it to be a non-GAAP performance measure.  We do not believe it is appropriate to present a non-GAAP performance measure that eliminates recurring items in your filed documents.  Your attention is invited to Question 8 and 9 of the FAQ regarding the use of non-GAAP financial measures dated June 13, 2003 for guidance.  Further, you have not met the burden of disclosing sufficiently why such a measure is useful to investors.  In this regard, we note that comparability of this measure to similarly titled measures by other entertainment companies may be limited.  In future filings, please omit this disclosure from your filed annual and quarterly reports.

Response:

We have reviewed Questions 8 and 9 of the FAQ related to non-GAAP measurements.  Question 8 relates to Item 10(e) of Regulation S-K which prohibits adjusting a non-GAAP financial performance measurement to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.  The definition of “EBITDA” is earnings before interest and other non-operating income (expense), taxes, depreciation and amortization.  EBITDA information is presented solely as a supplemental disclosure because management believes that it is (1) a widely used measure of operating performance in the entertainment industry and (2) a performance measure that is used internally to measure the performance of our operating unit’s management.  In our calculation of EBITDA we included only the items identified in the definition of EBITDA and each of the items is recurring. There were no re-structuring charges in the periods presented that would require further discussion.  As each item was included and is recurring there was no attempt to smooth earnings through exclusion.

Ms. Beverly A. Singleton
United States Securities and Exchange Commission
June 30, 2009

Question 9 asks if it is permissible to use non-GAAP financial measures that eliminate recurring restructuring charges or other recurring items if those charges or items are not labeled as non-recurring.  The answer provided is management should consider the substantive nature of the item when determining whether to classify it as recurring or non-recurring.  The Company did not incur a restructuring charge during the periods presented and all charges were considered recurring.

The disclosure that we are presenting is consistent with the disclosure that was accepted by the staff during the Company’s last review and comment process.  This disclosure does eliminate recurring non-cash items such as interest income, interest expense, depreciation, amortization and income taxes and is consistent with the definition of EBITDA in the strictest sense.  The Company’s business is not capital intensive; however, the Company has a history of acquiring companies.  These acquisitions often result in intangible assets.  It is management’s expectation that it will acquire one or two companies during 2009.  The Company, since 2007, has acquired five companies that resulted in $51 million of intangible assets of which approximately $20 million were subject to amortization. As a result, the Company is incurring amortization expense of approximately $500,000 each quarter.  The amortization of such intangible assets causes EBITDA to become a more relevant measurement with respect to the operating performance of the Company.  Further, the Company’s management measures the performance of the management of Tix Productions, Tix4AnyEvent and Exhibit Merchandising using EBITDA. Additionally, the management of the Company has found in speaking with the investor community that for the entertainment industry EBITDA is an important measurement as it allows an investor to compare the performance of different types of companies in the entertainment industry.

Exhibit 31.2 and Exhibit 32.2 Certifications

1. Please ensure that each referenced Certification contains the individual serving in the capacity of Chief Financial Officer.  In this regard, we note such Certifications have been inadvertently signed in the designation of the Chief Executive Officer, similar to the Exhibits 31.1 and 32.1 of the Chief Executive Officer.

We will ensure that each referenced Certification contains the individual serving in the capacity of Chief Financial Officer similar to the Exhibits 31.1 and 32.1 of the Chief Executive Officer.

Ms. Beverly A. Singleton
United States Securities and Exchange Commission
June 30, 2009

___________________________

In connection with responding to the above referenced comment letter we are acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure of this and all filings it makes with the Commission.

•	Additionally, we are aware the Staff comments or changes to disclosure in response to Staff Comments do not foreclose the Commission from taking any action with respect to the filing.

•	Further, we are aware the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States and

•
Lastly we are aware the Division of Enforcement has access to all information you provide the staff of the Division of Corporation Finance in your review of our filing or in response to your comments in our filings.

If you have any questions on the foregoing please do not hesitate to contact me at (818) 761-1002.

Sincerely, /s/ Matthew Natalizio Chief Financial Officer Tix Corporation